SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
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                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3)*

                                  Endesa, S.A.
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                                (NAME OF ISSUER)

 American Depositary Shares, each representing the right to receive one ordinary share, nominal value EUR 1.20 each

                  Ordinary Shares, nominal value EUR 1.20 each
                         (TITLE OF CLASS OF SECURITIES)
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                                   00029274F1
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                                 (CUSIP NUMBER)

                                  Acciona, S.A.
                              Avenida de Europa, 18
                       Empresarial La Moraleja, Alcobendas
                               Madrid, Spain 28108
                         Attention: Jorge Vega-Pinechet
                                 +34 91 663 2850

                                    Copy to:

                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                           Attention: Adam O. Emmerich
                                 (212) 403-1000
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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                November 3, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 3 (the "Amendment") amends and supplements the Statement on Schedule 13D (as previously amended from time to time, the "Schedule 13D") by Acciona, S.A. ("Acciona") and Finanzas Dos, S.A. ("Finanzas" and together with Acciona, the "Reporting Persons"), with respect to the American Depositary Shares (the "ADSs"), each representing the right to receive one ordinary share, nominal value EUR 1.20 each (a "Share"), and Shares, of Endesa, S.A. (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

     ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended to add the following supplemental information:

         The information set forth in Item 4 below is hereby incorporated in this Item 2 by reference.

     ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following supplemental information:

         On November 3, 2006, the Comision Nacional de la Energia (the "CNE"), granted approval for Finanzas to acquire up to a percentage that does not require the formulation of a mandatory offer pursuant to current Spanish law (that is, a percentage that is less than 25%) of the capital stock of the Issuer. Under the laws of Spain, the CNE is required to approve acquisitions in excess of 10% of the capital stock of energy providers such as the Issuer. The CNE has publicly announced its determination on its website at http://www.cne.es/cne/doc/prensa/cne_consejo_03112006.pdf. An English translation of that approval, which is subject to certain conditions enumerated therein, is attached as Exhibit 99.3 hereto and incorporated herein by reference.

         As previously reported, E.ON commenced a lawsuit against the Reporting Persons by filing a complaint in the U.S. District Court of the Southern District of New York, alleging that the Original Schedule 13D was materially false and misleading. The Reporting Persons moved to dismiss E.ON's complaint on October 20, 2006. In accordance with the Court's order, E.ON filed an amended complaint on November 3, 2006 (in which a wholly owned subsidiary of E.ON AG, BKB AG, was added as a plaintiff), a brief in opposition to the Reporting Persons' motion to dismiss, and a renewed application for preliminary injunctive relief. The amended complaint is attached as Exhibit 99.4 hereto and incorporated herein by reference.

         The amended complaint alleges that the Original Schedule 13D, as well as the Schedule 13D as previously amended, is materially false and misleading. The amended complaint seeks relief in the form of (1) a declaration that the Reporting Persons' prior Schedule 13D filings violate Section 13(d) of the Act;
(2) an order requiring that the Reporting Persons and their officers, agents, servants, employees and attorneys, and those persons in active concert or participation with them: (a) correct by public means the material omissions, including by filing with the SEC and sending to the Issuer complete and accurate disclosures required by Section 13(d) of the Act; (b) be enjoined from purchasing or making any arrangement to purchase, including a connection with the settlement of the Total Return Swaps, any Shares; (c) be required within three business days of the Court's order to exercise the early termination provisions of the Total Return Swaps and to settle those Total Return Swaps in cash; (d) be required within three business days of the Court's order to divest themselves of any securities of the Issuer acquired on or after October 5, 2006;
(e) be required to vote its Shares in proportion to the votes cast by the remaining shareholders of the Issuer; (f) be enjoined from making any additional material misstatements or omissions in connection with securities of the Issuer; and (3) granting such other and further relief as the Court may deem just and proper.

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


         The Reporting Persons believe that E.ON's claims are without merit and intend to contest them vigorously.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following supplemental information:

         The information set forth in Item 4 above is hereby incorporated in this Item 5 by reference.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated as follows:

         10.1 English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity.*

         10.2 English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A.*

         10.3 English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. *

         10.4 International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11,
                  2006).*

         10.5 Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006.**

         99.1 Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwolfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).*

         99.2 HECHO RELEVANTE filed on October 20, 2006 by Acciona, S.A. with the Spanish COMISION NACIONAL DEL MERCADO DE VALORES.**

         99.3 Resolutions of the COMISION NACIONAL DE LA ENERGIA (CNE) regarding Acciona, S.A.'s and Finanzas Dos, S.A.'s ownership in Endesa securities, dated November 3, 2006.

         99.4 Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwolfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).


-----------------------------------
*        Previously filed with Amendment No. 1 to the Schedule 13D.

**       Previously filed with Amendment No. 2 to the Schedule 13D.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2006

                                                   ACCIONA, S.A.


                                                   By: /s/ Jorge Vega-Penichet
                                                   ----------------------------
                                                   Name:    Jorge Vega-Penichet
                                                   Title:   Company Secretary


                                                   FINANZAS DOS, S.A.


                                                   By: /s/ Vicente Santamaria
                                                           de Paredes Castillo
                                                   ----------------------------
                                                   Name:    Vicente Santamaria
                                                            de Paredes Castillo
                                                   Title:   Company Secretary


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